

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

John Wasson
Chief Executive Officer
ICF International, Inc.
1902 Reston Metro Plaza
Reston, VA 20190

      Re: ICF International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Response dated May 12, 2023
           File No. 1-33045

Dear John Wasson:

      We have reviewed your May 12, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures
Service Revenues, page 45

1.   We note your response to comment 2. Your deduction of subcontractor and other direct costs as if you were acting as an agent in these transactions, appears to result in an individually tailored recognition method. Please revise your presentation to omit this adjustment or tell us why you believe it is appropriate. Refer to Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

John Wasson
ICF International, Inc.
May 30, 2023
Page 2

       You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services